FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                               For August 12, 2005


                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)


                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)

           Deswell Industries, Inc. Announces First Quarter Results;

                   4.5% Increase in First Quarter Net Sales;

        Company also Announces First Quarter Dividend of $0.16 Per Share

    MACAO--(BUSINESS WIRE)--Aug. 8, 2005--Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal first quarter ended June 30, 2005.
    Deswell reported net sales for the first quarter 2005 of $30.1 million, compared to $28.8 million for the first quarter 2004, an increase of 4.5%. Operating income totaled $4.0 million, compared to $4.8 million for the same quarter in 2004, a decrease of 17.2%. Net income for the quarter decreased 21.1% to $3.2 million, or $0.21 per fully diluted share, compared to $4.0 million, or $0.28 per fully diluted share, for the comparable period in 2004.
    The Company's balance sheet remains strong, with cash and cash equivalents for the quarter totaling $30.4 million, compared to $28.1 million on March 31, 2005. Working capital totaled $60.2 million as of June 30, 2005, up from $57.6 million as of March 31, 2005. The Company has no long-term or short-term borrowings.
    Mr. Richard Lau, chairman and chief executive officer, commented, "We are very pleased with the electronics and metallic division's 29.7% revenue growth in the first quarter. This growth was primarily driven by our continued success manufacturing audio equipment. The decrease in revenue in the plastic division can be primarily attributed to three reasons: First, our business with Vtech decreased by approximately two-thirds as we chose not to take on significantly lower margin business. Second, technical issues involved in another customer's models delayed the progress of new model production, resulting in an 80% drop in purchase orders from this customer. Finally, we are still suffering from the increased cost of resin due to high oil prices. Over 50% of this cost could not be passed along to our customers."
    Mr. Lau continued, "While the plastic division faced a tough start this year with a 19.6% decrease in revenue, we expect this situation to improve in the third quarter. A substantial amount of molds from new customers and large molds from existing customers will be completed in September and production should commence in October. These new molds are for such items as color printers and vacuum cleaners for two Japanese brand names."

    Annual General Meeting

    The Company will hold its 2005 Annual General Meeting at 9:30 a.m. on September 19, 2005 at the Wynn Las Vegas Resort, 3131 Las Vegas Blvd South, Las Vegas, Nevada 89109, U.S.A.

    First-Quarter Dividends

    The Company also announced that on August 8, 2005 its board of directors declared a dividend of $0.16 per share for the fiscal first quarter 2005. The dividend will be payable on September 5, 2005 to shareholders of record as of August 22, 2005.

    About Deswell

    Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT") and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Digidesign Inc., Vtech Telecommunications Ltd., Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Line 6 Manufacturing and Peavey Electronics Corporation.
    To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.

    This press release may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements in this press release are based on current expectations and are subject to change. Actual results may differ materially from the forward-looking statements. Deswell does not undertake to update any such forward-looking statements or to publicly announce developments or events relating to the matters described herein. Uncertainties and risks are described in Deswell's most recently filed SEC documents, such as its most recent form 20-F.


DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(U.S. dollars in thousands, except per share data)

                                                    Quarter ended
                                                       June 30,
                                                  2005         2004

Net sales                                     $  30,075     $  28,788
Cost of sales                                    22,435        20,470
                                              ----------   -----------
Gross profit                                      7,640         8,318
Selling, general and administrative expenses      3,654         3,506
                                              ----------   -----------
Operating income                                  3,986         4,812
Interest expense                                      -             -
Other income, net                                  (360)           30
                                              ----------   -----------
Income before income taxes                        3,626         4,842
Income taxes                                         25           131
                                              ----------   -----------
Income before minority interests                  3,601         4,711
Minority interests                                  450           716
                                              ----------   -----------
Net income                                    $   3,151     $   3,995
                                              ==========    ==========
Basic:
  Net income per share (note 3)               $    0.21     $    0.29
                                              ==========    ==========

  Weighted average common shares                 14,865        13,724
     outstanding (in thousands) (note 4)      ==========    ==========

Diluted:
 Net income per share (note 3)                $    0.21     $    0.28
                                              ==========    ==========

 Weighted average common and potential           14,929        14,227
      Common shares (in thousands) (note 4)   ==========    ==========


DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

                                                 June 30,    March 31,
                                                   2005        2005
                                                   ----        ----
                                               (Unaudited)  (Audited)
ASSETS

Current assets:
     Cash and cash equivalents                  $  30,398   $  28,073
     Restricted cash                                  776       1,040
     Marketable securities                            178         244
     Accounts receivable, net                      24,469      25,091
     Inventories                                   19,634      21,136
     Prepaid expenses and other current assets      5,072       4,761
     Income taxes receivable                          173          20
                                               ----------   ---------
           Total current assets                    80,700      80,365
Property, plant and equipment - net                56,583      56,133
Goodwill                                              710         478
                                               ----------   ---------
             Total assets                       $ 137,993   $ 139,976
                                               ==========   =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable                           $  13,849   $  16,449
     Customer deposits and accrued expenses         6,203       6,015
     Income taxes payable                             403         325
                                               ----------   ---------
         Total current liabilities                 20,455      22,789
                                               ----------   ---------
Deferred income tax                                     -           -
                                               ----------   ---------
Minority interests                                  7,645       9,420
                                               ----------   ---------
Shareholders' equity
     Common stock
     - authorized 30,000,000 shares; issued
       and outstanding 14,908,730 shares at
       June 30, 2005 and 14,778,730 at
       March 31, 2005 (note 4)                     41,043      39,068
     Additional paid-in capital                     6,970       6,970
     Retained earnings                             61,880      58,729
                                               ----------   ---------
          Total shareholders' equity              109,893     104,767
                                               ----------   ---------
             Total liabilities and
              shareholders' equity              $ 137,993   $ 136,976
                                               ==========   =========


DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
(U.S. dollars in thousands )
                                                      Quarter ended
                                                         June 30,
                                                      2005     2004
                                                      ----     ----

Cash flows from operating activities:
  Net income                                         $ 3,151  $ 3,995
  Adjustments to reconcile net income to net cash
    provided by operating activities:
     Depreciation and amortization                     1,581    1,121
     Gain on sale of property, plant and equipment         4        9
     Minority interests                                  425      716
     Changes in current assets and liabilities:
      Accounts receivable                                622   (3,697)
      Marketable securities                               66        -
      Inventories                                      1,502   (5,761)
      Prepaid expenses and other current assets         (311)    (769)
      Income taxes receivable                           (153)       -
      Accounts payable                                (2,600)   5,708
      Customer deposits and accrued expenses             188      995
      In income taxes payable                             78      102
                                                    --------- --------
  Net cash provided by operating activities            4,553    2,419
                                                    --------- --------

Cash flows from investing activities
  Purchase of property, plant and equipment           (2,033)  (3,624)
  Proceeds from disposal of property, plant
   and equipment                                           -        6
                                                    --------- --------
    Net cash used in investing activities             (2,033)  (3,618)
                                                    --------- --------
Cash flows from financing activities
  Common stock issued                                    141        -
  Dividends paid to minority shareholders of
   a subsidiary                                         (430)    (126)
  Distribution to minority shareholders
   of a subsidiary                                      (170)     (26)
  Decrease/(increase)  in restricted cash                264   (1,000)
                                                    --------- --------
     Net cash used in financing activities              (195)  (1,152)
                                                    --------- --------

Net (decrease)/increase in cash and
 cash equivalents                                      2,325   (2,351)
Cash and cash equivalents,
 at beginning of period                               28,073   30,193
                                                    --------- --------
Cash and cash equivalents,
 at end of period                                     30,398   27,942
                                                    ========= ========
Supplementary disclosures of cashflow information:
  Cash paid during the period for:
   Interest                                                -        -
   Income taxes                                          100       29
                                                    ========= ========
Supplementary disclosures of significant
 non-cash transactions:
 Issuance of common stock in connection
  of acquisition of Additional 5%
  shareholdings of a subsidiary                        1,834        -
 Excess of acquisition cost over the fair
  value of acquired net assets of additional
  5% shareholdings of a subsidiary                      (234)       -
                                                    ========= ========


    CONTACT: The Investor Relations Group
             John G. Nesbett
             Jordan Silverstein
             212-825-3210

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                     For and on behalf of
                                                     Deswell Industries, Inc.

                                                     By: /s/ Richard Lau
                                                         ---------------
                                                         Richard Lau
                                                         Chief Executive Officer

Date: August 12, 2005